PhotoMedex, Inc.

2300 Computer Drive, Building G

Willow Grove, Pennsylvania 19090

VIA EDGAR

December 4, 2016

Geoff Kruczek

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:	PhotoMedex, Inc.
Amendment No. 1 to Preliminary Proxy on Schedule 14A
Filed November 17, 2016
File No. 000-11635

Dear Mr. Geoff Kruczek

PhotoMedex, Inc. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 29, 2016 regarding Amendment No. 1 to our Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) previously filed on November 17, 2016. A marked version of the Proxy Statement is enclosed herewith reflecting all changes to the Proxy Statement.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Questions Pertaining Specifically to the Asset Sale Proposal, page 7

1. We note your response to prior comment 2. Please highlight here and on the cover page the amounts (1) your affiliates will receive from the consideration to be paid; and (2) they are entitled to receive on an aggregate basis as a result of the potential payments you describe here and on pages 55-56. When you revise to highlight these amounts, ensure you also highlight briefly to your shareholders your current financial condition and that, as indicated on page 42, instead of using the consideration to be received in the Asset Sale for operational purposes, such as with the LHE business or to address the liquidity needs you note, you intend to make substantial payments to your affiliates with such consideration and may, in the future, be required to make additional payments, such as the ongoing payments through December 31, 2018 referenced on page 42.

We have added information to the proxy cover page as well as corresponding sections in the letter from Dr. Rafaeli and page 1 of the proxy statement that contain the requested disclosures regarding payments to our affiliates and that certain parts of the proceeds will be used to satisfy amounts owed to our affiliates as opposed to other purposes. We have also clarified throughout the proxy the use of the proceeds for various purposes including payment of outstanding vendor payables, development of the LHE product line and contemplation of additional business, as well as for payment of amounts due to our affiliates.

What is the purchase price to be received by the Company?, page 7

2. We note your response to prior comment 3. Please state clearly on the cover page that shareholders will not know at the time of the vote the amount of consideration that you will receive from the asset sale.

We have added the required disclosure on the cover page, as well as to the corresponding sections in the letter from Dr. Rafaeli and page 1 of the proxy statement.

Interests of Certain Persons in the Asset Sale, page 55

3. Please expand your response to prior comment 12 to clarify how you determined you are not required to include the disclosure required by Item 402(t) of Regulation S-K and the resolution required by Exchange Act Rule 14a-21(c). We note, for example, the table to which you refer does not appear to include the disclosures required by Item 402(t) of Regulation S-K. We also note the prior shareholder vote to which you refer; however, the proxy statement related to that vote did not appear to include the disclosures required by Item 402(t) of Regulation S-K. Therefore, it also appears you are not exempt from including in this proxy statement the resolution required by Exchange Act Rule 14a- 21(c). See Section II.D.4.c.ii of Release No. 33-9178, including note 278 and the related text. Please revise your filing to include the disclosures required by Item 402(t) of Regulation S-K and the resolution required by Exchange Act Rule 14a-21(c) or advise.

We have added two additional proposals to the proxy statement to address the requirements of Item 402(t) of Regulation S-K and the resolution required by Exchange Act Rule 14a-21(c). The required items have been addressed in proposals 4 and 5, which contain a say-on-pay vote for this year as well as a vote on whether to have such resolutions on a one-year, two-year or three-year basis. The proxy statement has been updated on the cover page, proxy card, on pages 73 through 75 to insert these proposals and on other pages throughout the proxy to include these added proposals in the appropriate lists of items on which shareholders may cast their votes.

Use of Proceeds, page 42

4. We note your response to prior comment 4. Please disclose clearly, as requested: (1) the amount of proceeds from the Asset Sale you intend to devote to each purpose listed here; and (2) the amount of expense or liability that will remain following receipt of consideration from the Asset Sale. If, as indicated by your revisions, you intend to use other assets to satisfy expenses and liabilities, please briefly describe the amount and source of the assets you intend to use and the amounts of the obligations that will remain unsatisfied.

On pages 43-44, we have revised the explanation with bullet points detailing our intended use of proceeds following the Asset Sale. In addition, we have provided as a table detailing the use of the proceeds from the Asset Sale to satisfy each specific purpose in that table. We have also provided additional details as to the Company’s financial condition and how the plan of payment will be affected should the Company not collect part of the consideration for the Asset Sale.

Nature of Our Business Following the Asset Sale, page 42

5. Please expand your revisions added in response to prior comment 5 to clarify how the market for skin rejuvenation capital equipment has grown substantially, as measured by the sales of your competition. Also clarify how you determined LHE products represent an opportunity for you, given this competition and that you did not focus on capital equipment. For example, in light of your focus on smaller devices, it would appear you currently have little or no market share of the capital equipment market. Also, given your liquidity issues and the purposes to which you intend to devote the proceeds of the Asset Sale, provide additional details about how you will be able to pursue this “opportunity.” Please revise to clarify

We have added additional information on pages 44 through 45 as to the Company’s LHE medical device business, the opportunities available for that business in the current market, and how the Company plans to market that business following the approval of the Asset Sale.

Reasons for the Asset Sale, page 54

6. It appears that in response to prior comment 11 you merely reproduced in this section the factors that were already included on pages 7 and 41. Please expand to explain how these factors relate to the conclusion that the Asset Sale is desirable and in the best interests of the Company. For example, explain how the board of directors concluded that the “price to be paid,” was adequate, including any analysis it conducted in reaching that conclusion and in light of the amount to be received in the Asset Sale relative to the amount offered by DS Healthcare. Likewise, clarify the references to the advice and assistance of the Company’s financial advisors. It is unclear from your current disclosure what advice and assistance was provided. For example, is the reference to “advice” intended to refer to an opinion regarding the fairness of the consideration to be received? If so, please refer to Item 14(b)(6) to Schedule 14A and revise accordingly. Finally, it appears from the factors you list that the board of directors does not believe any negative factors exist with respect to the Asset Sale. If so, please revise to state so directly; if not, identify the negative factors considered and explain how they were considered by the board of directors.

On pages 56 through 58, we have expanded the language describing the process the Company engaged to market its consumer products line, clarifying that despite two years of efforts, we only received three Letters of Intent for the acquisition of that business. The additional description compares the components of those offers, explains in greater detail the failure and the cancellation of the transaction with DS Healthcare, and provides a comparison of DS Healthcare’s offer with the offer we received from ICTV Brands, Inc. and the resulting proposed Asset Sale. We also added language explaining the comparison and review in which the board of directors engaged with respect to the Viatek and ICTV offers, and the factors that went into the decision to accept the offer from ICTV after the Company’s board of directors ran out of options to timely fund the company.

7. It appears from your revisions that each member of your board of directors, including officers who serve on your board of directors, will receive payments funded by the proceeds of the Asset Sale. Please revise to discuss specifically whether and, if so, how these payments were considered by the board of directors in determining the Asset Sale is in the “best interests of the Company.”

On page 8 we have added additional disclosure explaining the consideration by the board of the amounts due to them in connection with the approval of the Asset Sale. In addition, in response to comments 1 and 4, there are additional descriptions of the payments due to the directors and officers of the company and that part of the proceeds from the asset sale will be used to satisfy these outstanding obligations of the Company,

Selected Financial Data, page 63

8. Please revise the filing to present all the periods in the selected financial data on a basis consistent with the annual financial statements by reflecting the 2015 discontinued operations in all periods.

We have modified the selected financial data presented to include the years of 2015 and 2014, both years reflecting the 2015 discontinued operations and impact of the reverse stock split on September 23, 2016. As previously discussed with the staff, as a smaller reporting company, this disclosure is not required, however, the inclusion of the data improves the overall disclosure to our shareholders and, as such, we have agreed to include two years of selected financial data.

Summary Unaudited Pro Forma Condensed Financial Data Balance Sheet Data, page 68

9. Please revise the header to reflect the actual period presented as December 31, 2015.

We have revised this header, now on page 69, to change the date to December 31, 2015.

10. We note footnotes 2 through 7 presented below the pro forma balance sheets. However, we do not see where the corresponding footnotes are included in the pro forma balance sheet table. Please revise or advise.

We have updated the balance sheets disclosures to insert the corresponding footnote annotations into the table.

11. Please revise your pro forma balance sheet adjustments so that they are presented on a gross basis. For example, it appears that you are combining the disposition of the assets and liabilities of the consumer division with the cash received and the impairment expenses.

We have updated the tables to reflect selected financial data on page 73, which now includes the gross basis for each balance sheet adjustment.

We thank the Staff for its review of the foregoing.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Sarah Williams at swilliams@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Dolev Rafaeli
Dolev Rafaeli
Chief Executive Officer

cc:	Sarah Williams, Esq.
Ellenoff Grossman & Schole LLP